UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of AUGUST, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
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Date:  August 29, 2006                     /s/ Nick DeMare
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                                           Nick DeMare,
                                           Director and CFO

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                     HALO ANNOUNCES $1.35 MILLION FINANCING

VANCOUVER, BRITISH COLUMBIA, August 29, 2006 -- Marc Cernovitch, President & CEO of Halo Resources Ltd. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that it has entered into a financing agreement with Canaccord Adams (the "Agent") for the private placement, on a commercially reasonable efforts basis, of up to $1,350,000 flow through units at a price of $0.45 per flow through unit. Each flow through unit will consist of one common share and one-half share purchase warrant. Each full share purchase warrant entitles the holder to acquire one common share of the Company for a period of eighteen months at a price of $0.60 per share. The share purchase warrants will be transferable but not listed for trading.

As consideration for acting as Agent, the Company has agreed pay a commission of
7.5 percent of the total proceeds on closing in cash, and issue Agent's Warrants exercisable for common shares of the Company representing 10 percent of the total Offering sold, at an exercise price of $0.45 per common share for a period of eighteen months.

The net proceeds of the placement will be used for the exploration and development of the Duport, Sherridon and RedLake properties.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Red Lake Project, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.


ON BEHALF OF THE BOARD

"Marc Cernovitch"
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Marc Cernovitch, President and CEO


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.


For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Inc.   Tel: 604-484-0068
Fax: 604-484-0069   Toll Free: 1-866-841-0068
mcernovitch@halores.com